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                            CENTURA SOFTWARE CORPORATION
                   AMENDMENT TO PREFERRED SHARES RIGHTS AGREEMENT


     On February 17, 1998, the Board of Directors of Centura Software Corporation (the "COMPANY") voted to amend that certain Preferred Shares Rights Agreement dated as of August 3, 1994 (the "RIGHTS AGREEMENT") between the Company (formerly Gupta Corporation) and Chemical Trust Company of California (pursuant to Section 27 of the Rights Agreement), effective as of February 27, 1998, as follows:

     SECTION 1(a)  "ACQUIRING PERSON".

     Section 1(a) of the Rights Agreement shall be amended and restated in its entirety to read as follows:

               "(a) "Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares then outstanding, but shall not include the Company, any Subsidiary of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person either (i) as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; PROVIDED, HOWEVER, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an Acquiring Person, or (ii) if within eight days after such Person would otherwise become an Acquiring Person (but for the operation of this clause (ii)), such Person notifies the Board of Directors that such Person did so inadvertently and within two days after such notification, such Person is the Beneficial Owner of less than 15% of the outstanding Common Shares. Notwithstanding the foregoing: (i) Umang P. Gupta ("Gupta") shall not be considered an "Acquiring Person" as a result of being, at any date, the Beneficial Owner of that number of Common Shares which he currently beneficially owns or which he is permitted or required to purchase on or before such date in accordance with the provisions of any plan, arrangement, agreement or transaction

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          approved by the Board of Directors of the Company or any
          committee of the Board of Directors; PROVIDED, HOWEVER, that if Gupta shall, after the date hereof, become the Beneficial Owner of any Common Shares other than pursuant to a plan, arrangement, agreement or transaction approved by the Board of Directors of the Company or any committee of the Board of Directors, then, if Gupta would otherwise be an Acquiring Person, he shall be deemed to be an Acquiring Person and all Common Shares then beneficially owned by Gupta shall be counted for purposes of determining whether Gupta is an Acquiring Person; and (ii) neither Newport Acquisition Company No. 2, LLC ("NAC"), nor any of the Persons listed on Annex I attached hereto (collectively, the "Approved Persons") shall be considered an "Acquiring Person" as a result of
          (i) the purchase from Computer Associates International, Inc. by NAC of that certain Floating Rate Convertible Subordinated Note Due 1998 dated as of April 3, 1995 in the principal amount of $10,000,000 (the "Note"), (ii) the conversion of the Note by NAC into 11,415,094 shares of Common Stock of the Company (the "Conversion Shares") pursuant to a Note Conversion Agreement between the Company and NAC dated February 27, 1998 or (iii) any of such Approved Persons becoming the Beneficial Owner of additional Common Shares of the Company up to but not exceeding 14.99% of the Common Shares then outstanding, but not including in either the numerator or denominator for purposes of such percentage calculation any of the Conversion Shares."

      SECTION 1(g)  "CONTINUING DIRECTOR".


      Section 1(g) of the Rights Agreement shall be amended and restated in its entirety to read as follows:

               "(g) "Continuing Director" shall mean (i) any member of the Board of Directors of the Company, while a member of the Board, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, and who was a member of the Board prior to the date of this Agreement, or (ii) any Person who subsequently becomes a member of the Board, while a member of the Board, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, if such Person's nomination for election or election to the Board is recommended or approved by a majority of the Continuing

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          Directors; or (iii) any Person nominated to the Board of
          Directors by NAC."

The undersigned, being the duly appointed Secretary of Centura Software Corporation, does hereby certify that the Rights Agreement was amended as set forth above effective as of February 27, 1998.



                                    /s/ Craig Johnson
                                        Craig Johnson
                                        Secretary